Date    23 June 2000
Number  66/00

BHP ANNOUNCES STEEL PORTFOLIO LEADERSHIP TEAM

The Broken Hill Proprietary Company Limited (BHP) today announced details of the Portfolio Leadership Team (PLT) for BHP Steel. The BHP Steel PLT is a further step in establishing a BHP portfolio management structure, and follows on from the Company's announcement of the BHP Minerals PLT in April and the BHP Petroleum PLT earlier this month.

The new BHP Steel organisation model is led by the six member Portfolio Leadership Team.

The BHP Steel PLT will be responsible for managing the Steel portfolio, with flat products manufacturing and distribution across Australia, New Zealand and Asia. The structure enables a strong focus on customers, service and marketing, and reflects Steel's value chain, which stretches from iron and steelmaking to the delivery of solutions to building and manufacturing industries.

Five members of the Steel PLT have been appointed with the remaining position to be filled in due course:

 . President BHP Steel:                              Kirby Adams
 . President Flat Products:                          Lance Hockridge
 . President Coated Products:                        John Cleary
 . Vice President Fulfilment and Market Solutions:   To be recruited
 . Vice President Finance: Warren Saxelby

BHP Chief Strategic Officer Brad Mills will also be a member of the BHP Steel PLT. BHP Policy Committee members rotate through business unit PLTs on an annual basis.

BHP Steel President Kirby Adams said "In adopting this new portfolio model we are moving towards a better and faster way of doing business, enhanced by the global strength of BHP. The creation of a Fulfilment and Market Solutions capability emphasises our determination to create an integrated market and service strategy for the customers of BHP Steel. It will include the implementation of e-commerce initiatives, and the further development of BHP Steel's relationship with BHP Transport and Logistics, and other alliance partners."

"This is an exciting new era for BHP Steel," Mr Adams said.

BHP Steel is the new steel business of BHP. It is headquartered in Melbourne, has manufacturing facilities in Australia, New Zealand and South East Asia, and markets a wide range of value added flat products.

BHP's long products steel business is now known as OneSteel Limited, and is to be spun out at the end of this year.


Contact:

MEDIA RELATIONS 			INVESTOR RELATIONS
Mandy Frostick 				Dr Robert Porter
Manager Media Relations 		Vice President Investor Relations
Phone:  61 3 9609 4157  		Phone:  61 3 9609 3540
Mobile: 61 419 546 245  		Mobile: 61 419 587 456




Candy Ramsey
BHP Investor Relations Houston
Tel:	(713) 961-8640
EMail: ramsey.candy.pa@bhp.com.au